X-Cal Resources Ltd.

PO Box 48479 Bentall Centre
Vancouver, BC V7X 1A0
Tel: (604) 662-8245 Fax: (604) 688-7740

RECEIVED
2009 DEC -7 A 9:43
OFFICE OF INTERNATIONAL

09047452

November 25, 2009

Office of International Corporate Finance
Securities & Exchange Commission
450 - 5th Street NW
Mail Stop 3-9
Washington, DC 20549

SUPPL

<u>Re: XCL - EXEMPTION # 82-1655</u>

To Whom It May Concern:

Enclosed please find the most recent news release for X-Cal Resources Ltd. (dated November 25, 2009).

Thank you.

Sincerely,

Susannah Lam for X-Cal Resources Ltd.

dw 12/8

X-Cal Resources Ltd.

TSX/XCL **November 25, 2009**

News Release

PRELIMINARY ECONOMIC ASSESSMENT FILED to SEDAR

SLEEPER GOLD PROPERTY, NEVADA

X-Cal has filed a NI 43-101 Preliminary Economic Assessment and Technical Report on the Sleeper Gold Project to SEDAR.

An "Abbreviated Executive Summary" containing highlights from the Sleeper Gold Property Preliminary Economic Assessment (PEA) was released by X-Cal as news on October 19, 2009. The Abbreviated Summary is available at www.x-cal.com.

The PEA demonstrates that the Sleeper Gold Project has the potential to be a "viable project" based on the existing NI 43-101 compliant resources.

A "robust business case" using an $800 per ounce selling price for gold is reported.

The study considers a project that produces approximately 590,000 ounces of gold with a mine life of 6.5 years, at an average cash cost of $324 per ounce (after silver credit).

Increasing the mine site area resource could have a further beneficial effect on the already robust business case described in the report.

Illustrations in the report document the potential to substantially increase the in-ground resources at Sleeper by modeling of additional mineralized drill data.

The current in-ground NI 43-101 resource at Sleeper is defined by 2,300 drill holes.

The Sleeper mine site area drill data includes approximately 4,100 drill holes.

The report recommends modeling "all" drill data.

The present production plan establishes new heap leach operations and new milling and floatation operations, based on three independent modules:

1. 15 ktpd (kilotonnes per day) Heap Leach of New Oxide Ore
2. 3 ktpd Mill to process Tailings (from previous operations)
3. 25 ktpd Heap Leach to re-leach Heap Leach stockpile (from previous operations)

The plan allows each of the modules to be operated independently while gold is recovered from loaded carbon using a shared recovery plant.

The report recommends metallurgical test work for all current resources.
The in-ground sulphide resources at Sleeper are not included the current mining plan.

The modeling of the entire drill database should be carried out, prior to the commencement of a Pre-Feasibility study.

Wide spaced drilling adjacent to the proposed mining areas is also recommended.

The positive Preliminary Economic Assessment and documentation of the potential to significantly expand the present resource using existing data are very encouraging.

Infrastructure and various existing permits at Sleeper are valuable cost saving assets.

Dr. Richard Sillitoe is a recognized authority on epithermal gold systems worldwide. His August 2009 Update Paper on the Sleeper Gold Project is an important perspective on the overall potential of the Sleeper Gold Property. The paper is an appendix to the report and is also a stand-alone document at www.x-cal.com.

Dr Sillitoe's comments on the new geologic picture, bulk mining potential and targets for new gold deposits are based on site visits and comprehensive data presentations by fellow professionals.

The team of senior economic geologists who have documented the Sleeper Gold District are listed and referenced in the current publications. They are also pictured in a presentation of "Summary Images" which is available at www.x-cal.com.

The Sleeper Gold Property is located in Humboldt County, Nevada and includes a historic open pit mine operated by AMAX Gold from 1986 until 1996, which produced 1.66 million ounces of gold, and 2.3 million ounces of silver.

The "robust business case" is presented using an $800 per ounce selling price for gold. Current gold prices are an additional positive factor.

It should be noted that "mineral resources" are not mineral reserves and do not have demonstrated economic viability. The new NI 43-101 Report on Sleeper is a Preliminary Economic Assessment and Technical Report.

The qualified persons who directed and supervised the November 2009 Preliminary Economic Assessment and Technical Report on the Sleeper Gold Property are: Tom Healy P. Eng. Mining Engineer, Kamcot International; Gary Giroux M.A.Sc., P. Eng Consulting Geological Engineer; Larry Kornze B. Sc., P. Eng. X-Cal; Larry Martin CPG X-Cal.

Moose Mountain Technical Services (MMTS) compiled the data and completed the Preliminary Economic Assessment to a scoping level of accuracy. The report is 395 pages in length, including appendices and illustrations.

The contents of this release have been reviewed by: Larry Kornze, B.Sc., P.Eng. and Larry G. Martin B.Sc., CPG who are Qualified Persons as defined by NI 43-101.

The preliminary economic assessment is preliminary in nature. The study includes some inferred mineral resources which are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as reserves. There is no certainty that the preliminary economic assessment will be realized. Investors should note that mineral resources are not mineral reserves and do not have demonstrated economic viability.

Quality control and data verification consistent with good industry practice, including use of accredited labs for assays, insertion of standards and check assays have been completed and are documented in detail in the pending NI-43-101 technical report. Drill data attributable to Amax and Placer Dome, which preceded NI-43-101, does not have documentation for sample preparation, bagging, security, and transportation practices. However, summary data sheets and summary reports prepared by these companies and by the analytical labs are available.

Cautionary Note to U.S. Investors concerning estimates of Measured, Indicated and Inferred Resources: This press release uses the terms "measured", "indicated" and "inferred" "resources." We advise U.S. investors that while these terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of a feasibility study or prefeasibility studies, except in rare cases. **U.S. investors are cautioned not to assume that any part or all of a measured, indicated or inferred resource exists or is economically or legally mineable.**

Caution Concerning Forward-Looking Statements

This release and related documents may contain certain "forward-looking statements" including, but not limited to, statements relating to interpretation of drilling results and potential mineralization, future exploration work at the Sleeper Gold Project and the expected results of this work. Forward looking statements are statements that are not historical facts and are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: risks related to fluctuations in gold prices; uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from weather, logistical, technical or other factors; the possibility that results of work will not fulfill expectations and realize the perceived potential of the Sleeper Gold Project uncertainties involved in the interpretation of drilling results and other tests; the possibility that required

permits may not be obtained in a timely manner or at all; risk of accidents, equipment breakdowns or other unanticipated difficulties or interruptions; the possibility of cost overruns or unanticipated expenses in the work program; the risk of environmental contamination or damage resulting from the exploration operations at the Sleeper Gold Project.

Forward-looking statements contained in this release and related documents are based on the beliefs, estimates and opinions of management on the date the statements are made. There can be no assurance that such statements will prove accurate. Actual results may differ materially from those anticipated or projected. X-Cal Resources Ltd. and X-Cal USA, Inc. undertake no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change.

Shawn Kennedy
President

Visit our Website: www.x-cal.com

E-Mail: invrel@x-cal.com

For further information contact: **Shawn Kennedy, President**

Tel: (604) 662-8245 Fax: (604) 688-7740